UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. April 24, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today SQM met with CORFO to receive more information on the scope and objectives of the National Lithium Strategy. As publicly announced last Thursday, CORFO reiterated that the contracts that currently give SQM access to the operations in the Salar de Atacama will be respected. In the same meeting, SQM was informed that CODELCO would lead the negotiations with SQM to seek the best alternatives for Chile, the Antofagasta Region, the nearby communities and for both parties.

SQM entered the Salar de Atacama project in 1993, after the owners of the joint venture that was developing the project had decided to sell it due to the technical difficulties they faced in developing a commercially viable operation. SQM entered the project under the same conditions agreed by Corfo with the previous participants. Since then, SQM has been able to become a world leader in the production of lithium carbonate and lithium hydroxide, and has invested more than US$3.5 billion in technology, equipment, infrastructure and new refining processes, many of which are unique in the world.

The Salar Futuro project, announced by SQM a few months ago, will bring the operation in the Salar de Atacama to the highest world mining standard in sustainability, with carbon neutrality and the use of advance technologies, such as direct lithium extraction technology (DLE) and others, to archive lithium production with zero water footprint. The latter is fully in line with the sustainability objectives of the National Lithium Strategy. In order to achieve this, SQM will need to invest more than US$2 billion of additional capital and deliver the best performance from all of its collaborators.

We are convinced that the technology and experience in the lithium industry that SQM has, as a global company, like no other in Chile, will make it possible to reach reasonable agreements in the interest of the Chilean State as well as our diverse shareholders.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 24, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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